UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantitative Brokers, LLC and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 5th Avenue, 23 Fl
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beatrice Derian (646) 293-1811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantitative Brokers, LLC and Subsidiaries, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

LEGRAND MOISE
Notary Public - State of New York
NO. 01MO6372060
Qualified in Nassau County
My Commission Expires Mar 12, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quantitative Brokers, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

December 31, 2018

Quantitative Brokers, LLC and Subsidiaries

CONTENTS

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Quantitative Brokers, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Quantitative Brokers, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Quantitative Brokers, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Quantitative Brokers, LLC's management. Our responsibility is to express an opinion on Quantitative Brokers, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quantitative Brokers, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Quantitative Brokers, LLC's auditor since 2013.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2019

1

Quantitative Brokers, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets

Cash	$	5,268,860
Accounts receivable		1,660,294
Property and equipment, net		879,154
Security Deposits		67,888
Prepaid Expenses & Other assets		337,471
Total assets	$	8,213,667

Liabilities and members' equity

Liabilities		
Accounts payable	$	256,799
Taxes payable		32,861
Other accrued expenses and liabilities (including payroll liabilities)		2,421,574
Total liabilities		2,711,233
Members' equity		
Members' equity		5,502,433
Total members' equity		5,502,433
Total liabilities and members' equity	$	8,213,667

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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1. Nature of operations and summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of "Quantitative Brokers, LLC" and its wholly owned subsidiaries, "Quantitative Brokers UK Limited" ("QB UK") and "Quantitative Brokers Software India Private Limited" ("QB India") and Quantitative Brokers Australia Pty Ltd. ("QB Australia"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

Quantitative Brokers, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware. Effective February 25, 2010, the Company was registered with the Commodity Futures Trading Commission ("CFTC") and became a member of the National Futures Association ("NFA"). On December 1, 2014, Quantitative Brokers LLC became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The principal operations of the Company are located in New York City. The Company conducts business as an Introducing Broker ("IB"). The Company does not clear any transactions nor accept any money or property to margin or secure any trades or contracts that result or may result there from. The Company conducts algorithmic trade execution for the accounts of institutional customers who are involved in fixed income and commodity futures, as well as US government securities transactions. The Company's customers are located primarily in North America, the United Kingdom and Europe.

Quantitative Brokers UK Limited, is based in the United Kingdom as a Sales/support office for non-US clients.

Quantitative Brokers Software India Private Limited, is based in India as a Development office.

Quantitative Brokers Australia Pty Ltd, is based in Australia as a Sales/support office for non-US clients.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company does not record a provision for Federal and State income taxes because the members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for Federal and State income tax purposes.

The Company records a provision for New York City Unincorporated Business Tax. The financial statements include a benefit of approximately $51,500 for 2018.

The Company's wholly owned subsidiary is subject to United Kingdom corporate income tax. The financial statements include a provision of approximately $28,500 for 2018.

The Company's wholly owned subsidiary is subject to India corporate income tax. The financial statements include a provision of approximately $4,000 for 2018.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending partners' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2018. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2015.

Revenue Recognition

Revenue from contracts with customers is composed of execution services. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in reimbursed expenses.

The Company never receives amounts in advance of the execution services. At December 31, 2018, there were no advances to the Company.

Recently Adopted Accounting Guidance

Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation on certain contract costs. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or $6^{2/3}$ % of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined.

The Company is also subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act. Under these provisions, the Company is required to maintain minimum net capital as defined of the higher of $45,000 or $3,000 per Associated Person or $6,000 per branch office. At December 31, 2018 the Company has 14 APs and 1 branch office, including the home office.

At December 31, 2018, the Company had a net capital requirement of approximately $80,000 and the Company's adjusted net capital under SEA Rule 15c3-1 and Regulation 1.17 was approximately $4,300,000, which exceeded the requirement by approximately $4,200,000.

Quantitative Brokers, LLC's consolidated subsidiary, QB UK, has total assets of $840,000 and member's equity of $413,000. Assets after consolidation are $378,000 (total assets of QB UK less the intercompany receivable from Quantitative Brokers, LLC).

Quantitative Brokers, LLC's consolidated subsidiary, QB India, has total assets of $229,000 and member's equity of $155,000. Assets after consolidation are $125,500 (total assets of QB India less the intercompany receivable from Quantitative Brokers, LLC).

Quantitative Brokers, LLC's consolidated subsidiary, QB Australia, has total assets of $35,500 and member's equity of $16,000. Assets after consolidation are $25,000 (total assets of QB Australia less the intercompany receivable from Quantitative Brokers, LLC).

The accounts of Quantitative Brokers, LLC's consolidated subsidiary are not included in Quantitative Brokers, LLC's computation of net capital as the assets of the consolidated subsidiaries are not readily available for protection of Quantitative Brokers, LLC's counterparties and other creditors, and the liabilities of the consolidated subsidiary are not guaranteed by Quantitative Brokers, LLC.

3. Operating Lease Commitment

The Company leases its office facilities under a non-cancelable operating lease expiring June 29, 2019. The lease calls for minimum lease payments and established increases based on operating expenses.

Following is a schedule of future minimum lease payments for each calendar year under this operating lease as of December 31, 2018:

Year	Amount
2019	157,216
Total	$ 157,216

The lease requires the Company to maintain a security deposit of approximately $50,000

3. Operating Lease Commitment (continued)

The Company also leases offices in London UK under a non-cancelable operating lease expiring on December 31, 2019. The lease calls for minimum lease payments based on operating expenses.

Following is a schedule of future minimum lease payments for each calendar year under this operating lease as of December 31, 2018:

Year	Amount
2019	86,044
	$86,044

The lease requires the company to maintain a security deposit of approximately $6,000.

The Company also leases offices in Chennai India under a non-cancelable operating lease expiring on May 14, 2020. The lease calls for minimum lease payments based on operating expenses.

Following is a schedule of future minimum lease payments for each calendar year under this operating lease as of December 31, 2018:

Year	Amount
2019	18,964
2020	7,111
	$26,075

The lease requires the company to maintain a security deposit of approximately $12,000.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company also leases offices in Sydney Australia under a non-cancelable operating lease expiring on October 31, 2020. The lease calls for minimum lease payments based on operating expenses.

Following is a schedule of future minimum lease payments for each calendar year under this operating lease as of December 31, 2018:

Year	Amount
2019	51,322
2020	42,768
	$94,090

The lease requires the company to maintain a security deposit of approximately $8,000.

Total rental expense charged to operations for the year ended December 31, 2018 was approximately $453,000.

4. Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

Furniture and equipment at December 31, 2018 consists of following:

Appliances	10,276
Computer Equipment	501,347
Furniture	100,694
Software	901,349
	1,513,666
Less Accumulated Depreciation	-634,512
	879,154

Depreciation expense for the year ended December 31, 2018 was approximately $285,000.

5. Off balance sheet risk and concentration of credit

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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6. 401(k) Plan

The Company provides a qualified 401(k) plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. The Company recorded voluntary contributions for 2018 of approximately $127,000.

7. Subsequent events

These financial statements were approved by management and available for issuance on February 27, 2019. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.